上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2006 JUN 16 P 5: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/06

14th June 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

06014490

SUPPL

BEST AVAILABLE COPY

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the press announcement dated 13th June 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post
Publication Date : 14th June 2006



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

DISCLOSEABLE TRANSACTION

CAPITAL INVESTMENT FOR WIDENING AND ALTERATION OF SHANGHAI-NANJING EXPRESSWAY (SHANGHAI SECTION)

The board of Directors announces that on 13th June, 2006, Shanghai Hu-Ning Expressway Company, a wholly-owned subsidiary of the Company, entered into the Supplemental Agreement to the Operating Licence Agreement, the Widening Construction Agreement and the Toll Management Agreement in connection with the widening and alteration of A11 Expressway. Shanghai Hu-Ning Expressway Company will pay construction capital in the aggregate amount of RMB1,750 million (equivalent to approximately HK$1,683 million) for the construction project for widening and alteration of A11 Expressway, and has appointed Shanghai Public Road Construction Company to carry out the construction work and to handle the toll collection of A11 Expressway during the construction period.

As the applicable percentage ratios under Chapter 14 of the Listing Rules for the capital contribution by Shanghai Hu-Ning Expressway Company to the construction project for widening and alteration of A11 Expressway exceed 5% but are less than 25%, such transaction constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules.

A circular containing, among other things, further details of the Supplemental Agreement to the Operating Licence Agreement, the Widening Construction Agreement and the Toll Management Agreement will be despatched to the Shareholders as soon as practicable.

THE SUPPLEMENTAL AGREEMENT TO THE OPERATING LICENCE AGREEMENT

Date

13th June, 2006

Parties

(1) Shanghai Municipal Engineering Bureau (上海市市政工程管理局); and
(2) Shanghai Hu-Ning Expressway Company, a wholly-owned subsidiary of the Company

In October, 2003, Shanghai Hu-Ning Expressway Company entered into the Operating Licence Agreement with Shanghai Municipal Engineering Bureau under which Shanghai Hu-Ning Expressway Company was granted the toll charging and operating right of the A11 Expressway for approximately 25 years to 31st August, 2028.

Under the Supplemental Agreement, it is agreed that the construction work for the widening and alteration of A11 Expressway shall be completed by the end of 2008. The widening and alteration construction shall be carried out by a party designated by Shanghai Municipal Engineering Bureau. Shanghai Hu-Ning Expressway Company shall be regarded as having fulfilled its obligations for the widening and alteration construction of A11 Expressway by performing its obligations under the relevant agreement in respect of the construction project with the party designated by Shanghai Municipal Engineering Bureau.

During the construction period, Shanghai Hu-Ning Expressway Company may appoint a party designated by Shanghai Municipal Engineering Bureau to collect the toll charged on vehicles using A11 Expressway, and receive from that party the toll fees agreed for the construction period.

THE WIDENING CONSTRUCTION AGREEMENT

Date

13th June, 2006

Parties

(1) Shanghai Hu-Ning Expressway Company; and
(2) Shanghai Public Road Construction Company (上海公路建設總公司)

The Appointment

Shanghai Hu-Ning Expressway Company has appointed Shanghai Public Road Construction Company, being the party designated by Shanghai Municipal Engineering Bureau, to implement the widening and alteration construction of A11 Expressway including but not limited to the following work:

(i) preliminary approval formalities for the planning and design of the construction project;
(ii) approval formalities for the requisition of land and planning permit;
(iii) coordinate the demolition of land;
(iv) design and survey;
(v) preparation for approval of construction maps;
(vi) coordination, supervision and purchase of equipment and materials;
(vii) entering into contracts with relevant parties in respect of the construction project;
(viii) assess and report to relevant government department of the progress and quality;
(ix) examination and acceptance of works;
(x) accounting and settlement;
(xi) construction and management in relation to defects;
(xii) safety management;
(xiii) other work necessary for the construction project.

The term of appointment of Shanghai Public Road Construction Company is from the date of the Widening Construction Agreement up to the expiry of the period for liability of defects in the construction project.

Capital for Construction

Shanghai Hu-Ning Expressway Company shall pay construction capital in the aggregate amount of RMB1,750 million (equivalent to approximately HK$1,683 million) to Shanghai Public Road Construction Company. If the actual amount of capital required for the construction project exceeds the capital commitment by Shanghai Hu-Ning Expressway Company, the additional amount of capital required shall be borne by Shanghai Public Road Construction Company. Upon expiry of the appointment of Shanghai Public Road Construction Company, any surplus of the capital paid by Shanghai Hu-Ning Expressway Company shall belong to Shanghai Public Road Construction Company.

The capital contribution by Shanghai Hu-Ning Expressway Company shall be paid according to the following schedule:

Percentage of the total capital commitment	Payment Date
20%	by 15th June, 2006
20%	by 30th September, 2006
15%	by 31st March, 2007
15%	by 30th September, 2007
15%	by 31st March, 2008
15%	by 30th September, 2008

The amount of capital commitment was determined with reference to an approval document issued by the relevant PRC government authority confirming that the estimated total construction cost of the project shall amount to RMB2,255 million (equivalent to approximately HK$2,168 million). As approved by the relevant PRC government authority, it is agreed that RMB1,750 million of such total construction cost shall be borne by Shanghai Hu-Ning Expressway Company.

The capital commitment will be funded by the internal resources of the Group and/or bank financing as the Board deems fit.

THE TOLL MANAGEMENT AGREEMENT

Date

13th June, 2006

Parties

(1) Shanghai Hu-Ning Expressway Company; and
(2) Shanghai Public Road Construction Company (上海公路建設總公司)

The Appointment

Shanghai Hu-Ning Expressway Company has appointed Shanghai Public Road Construction Company, being the party designated by Shanghai Municipal Engineering Bureau, to collect the toll fees of A11 Expressway for the period from 1st January, 2006 to 31st December, 2008. During the appointment period, Shanghai Public Construction Company shall pay to Shanghai Hu-Ning Expressway Company the toll fees collected for A11 Expressway plus compensation.

Toll Fees and Compensation

The widening and alteration construction of the A11 Expressway was originally supposed to be completed in 2007. There is an expected loss of toll fees resulting from the unstable traffic volume during the construction period for widening and alteration. Due to the adjustment of the construction plan and the prolongation of the construction period to 2008, it is expected that the revenue of Shanghai Hu-Ning Expressway Company will be adversely affected to a greater extent. As approved by the relevant PRC government authority, Shanghai Public Road Construction Company shall during the period from 1st January, 2006 to 31st December, 2008 compensate Shanghai Hu-Ning Expressway Company for the deficiency in toll revenue.

The amount of toll fees was determined by the parties on an arm's length basis. Compensation for deficiency in toll revenue will be in the amount of RMB250 million (approximately HK$240 million) per annum. The parties estimate that the toll fees to be received during the construction period will be about RMB220 million (approximately HK$212 million) per annum. The aggregate amount of toll fees plus compensation in the sum of RMB 470 million (approximately HK$452 million) shall be paid to Shanghai Hu-Ning Expressway Company evenly on a monthly basis.

During the appointment period, if the toll fees collected plus compensation are lower than RMB470 million per annum, Shanghai Public Road Construction Company shall subsidise Shanghai Hu-Ning Expressway Company the deficiency in toll fees collected by paying it the difference.

The toll fees collected by Shanghai Public Road Construction Company plus compensation each year in excess of RMB470 million shall belong to Shanghai Public Road Construction Company. Shanghai Public Road Construction Company will not receive any administration fees for its appointment.

INFORMATION ON A11 EXPRESSWAY

A11 Expressway is approximately 26 kilometers long, beginning at the crossroad of Wuning Road and Daduhe Road, Shanghai Municipality, and ending at Huaqiao Town, Kunshan City, Jiangsu Province, through Putuo District, Jiading District, Minhang District and Qingpu District. It is presently a dual four-lane road.

Shanghai Hu-Ning Expressway Company holds the right to operate A11 Expressway. The net profits attributable to the operation of A11 Expressway by Shanghai Hu-Ning Expressway Company before and after taxation and extraordinary items for the two years ended 31st December, 2005 prepared in accordance with the generally accepted accounting principles in the PRC were as follow:

	Before and after taxation and extraordinary items
Net profit for the year ended 31st December, 2004	RMB130.73 million (equivalent to approximately HK$125.70 million)
Net profit for the year ended 31st December, 2005	RMB136.29 million (equivalent to approximately HK$131.05 million)

REASONS FOR AND THE BENEFITS OF THE TRANSACTION

According to the Operating Licence Agreement, Shanghai Hu-Ning Expressway Company shall be responsible for investing in and implementation of the widening and alteration of the A11 Expressway into a dual eight-lane road. The entering into of the Widening Construction Agreement and the Toll Management Agreement will help to reduce the uncertainty of investment and lower the overall investment risk of Shanghai Hu-Ning Expressway Company in the widening and alteration construction project of A11 Expressway.

The Board considers that the terms of the Supplemental Agreement to the Operating Licence Agreement, the Widening Construction Agreement and the Toll Management Agreement are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Shareholders as a whole.

GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

Shanghai Municipal Engineering Bureau is the administration authority under the Construction and Management Commission of Shanghai Municipal Government (上海市建設和管理委員會) and is responsible for the construction and administration of all civic projects of the Municipality.

Shanghai Public Road Construction Company is designated by Shanghai Municipal Engineering Bureau for the implementation of the construction for widening and alteration of A11 Expressway being undertaken by Shanghai Hu-Ning Expressway Company according to the Operating Licence Agreement. Shanghai Public Road Construction Company is a state owned enterprise engaged in the construction and investment of expressway projects in Shanghai. Its businesses are directed by Shanghai Municipal Engineering Bureau.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Municipal Engineering Bureau and Shanghai Public Road Construction Company are third parties independent of the Company and its connected persons.

As the relevant percentage ratios for the capital commitment by Shanghai Hu-Ning Expressway Company to the construction project for the widening and alteration of A11 Expressway under Chapter 14 of the Listing Rules exceed 5% but are less than 25%, such transaction constitutes a discloseable transaction of the Company. A circular containing, among other things, further details of the Supplemental Agreement to the Operating Licence Agreement, the Widening Construction Agreement and the Toll Management Agreement will be despatched to the Shareholders as soon as practicable.

As at the date of this announcement, the board of directors of the Company comprises eight executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Zhi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

"A11 Expressway"	the Shanghai-Nanjing Expressway (Shanghai Section)
"Board"	the board of directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the main board of the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Operating Licence Agreement"	the agreement dated 20th October, 2003 between Shanghai Hu-Ning Expressway Company and Shanghai Municipal Engineering Bureau in connection with the right to operate and charge toll for A11 Expressway
"PRC"	the People's Republic of China (excluding Hong Kong, Macau and Taiwan for the purposes of this announcement)
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Hu-Ning Expressway Company"	Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited, a wholly foreign owned enterprise established under the laws of the PRC and a wholly owned subsidiary of the Company
"Shareholders"	holders of share(s) in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement to the Operating Licence Agreement entered into by Shanghai Hu-Ning Expressway Company and Shanghai Municipal Engineering Bureau on 13th June, 2006
"Toll Management Agreement"	the agreement entered into by Shanghai Hu-Ning Expressway Company and Shanghai Public Road Construction Company on 13th June, 2006 for toll collection of A11 Expressway during the widening and alteration construction period.
"Widening Construction Agreement"	the agreement entered into by Shanghai Hu-Ning Expressway Company and Shanghai Public Road Construction Company on 13th June, 2006 in respect of the construction work for widening and alteration of A11 Expressway

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 13th June, 2006

English names of the PRC established companies and PRC government authorities in this announcement are only translations of their official Chinese names. In case of inconsistency, the Chinese names shall prevail.

In this announcement, RMB has been converted to HK$ at the rate of RMB1.04 = HK$1 for illustration purpose only. No representation is made that any amounts in RMB or HK$ have been, could have been or could be converted at the above rate or at any other rates or at all.